UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 29, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Insperity, Inc.

File No. 001-13998 - CF#35568

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Insperity, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from an exhibit to a Form 10-K filed on February 11, 2013 and exhibits to a Form 10-Q filed on November 3, 2014.

Based on representations by Insperity, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.29	10-K	February 11, 2013	through October 22, 2022
10.2	10-Q	November 3, 2014	through January 1, 2023
10.3	10-Q	November 3, 2014	through January 1, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary